Exhibit 12

PG&E GAS TRANSMISSION, NORTHWEST CORPORATION

SEC FILING—FORM 10-K—Year End 2002

RATIO OF EARNINGS TO FIXED CHARGES

Ratio of earnings to Fixed Charges	2002	2001	2000	1999	1998
Earnings
Income from Continuing Operations	$79.0	$76.4	$58.4	$61.5	$60.3
Adjustments:
Income taxes	43.7	34.5	37.4	37.6	35.7
Fixed charges (as below)	38.9	38.0	40.9	42.8	44.1

Total adjusted earnings	$161.5	$148.9	$136.7	$141.9	$140.1

Fixed charges:
Net interest expense	$35.2	$37.0	$40.4	$41.7	$43.0
Adjustments:
Interest component of rents	0.4	0.3	0.1	0.0	0.1
AFUDC debt	3.3	0.7	0.4	1.1	1.0

Total fixed charges	$38.9	$38.0	$40.9	$42.8	$44.1

Ratio of earnings to fixed charges	4.2	3.9	3.3	3.3	3.2